RF INDUSTRIES, LTD.	For Immediate Release
RF Connectors/Aviel/Worswick/Neulink/Bioconnect
Investor Contact: Neil Berkman Associates (310) 826 - 5051 info@berkmanassociates.com	Company Contact: Howard Hill, President (858) 549-6340 rfi@rfindustries.com

RF Industries' Fourth Quarter Net Income is $0.13 Per Diluted Share
Fiscal 2007 Net Income is $0.30 Per Diluted Share

Company Projects Record First Quarter Sales

SAN DIEGO, CA -- February 8, 2008 -- RF INDUSTRIES, LTD., (NASDAQ:RFIL) today announced results for the fourth quarter and fiscal year ended October 31, 2007.

Fourth Quarter Results
For the quarter ended October 31, 2007, sales were $4,005,000 compared to $4,123,000 in the same quarter last year. Net income was $490,000, or $0.13 per diluted share, compared to $473,000, or $0.13 per diluted share, in the same quarter last year.
"Although fiscal 2007 started slow, with inventory corrections from major customers affecting first half shipments, RFI achieved record sales for the second half of fiscal 2007. The RF Connector and cable assembly division experienced increased demand in the fourth quarter for its high-speed "DIN" connectors used in wireless infrastructure build-outs by major telecommunications companies. This demand has continued into the current quarter and RFI expects to report record first quarter sales for the quarter ending January 31, 2008," said Howard Hill, RFI's President and CEO.
"Sales gains at Neulink, combined with sales of higher-margin, high-speed RF Connector products, increased RFI's fiscal 2007 fourth quarter gross margin to 51%, compared to 48% in the same quarter last year. We anticipate that demand for these higher-margin connector products will remain strong throughout the year," said Hill.

Fiscal 2007 Results
For the fiscal year ended October 31, 2007, sales were $14,853,000, compared to $15,188,000 in fiscal 2006. Net income was $1,135,000, or $0.30 per diluted share, compared to $1,541,000, or $0.42 per diluted share, for fiscal 2006.
Hill noted that non-cash option-related expenses related to the adoption of SFAS 123R, "Accounting for Stock Based Compensation" reduced fiscal 2007 net income by approximately $508,000, or about $0.14 per diluted share. The Company had previously projected these expenses at approximately $328,000, after taxes, or $0.09 per diluted share.
"The slow start in fiscal 2007 reduced RF Connectors' sales 4% to approximately $11,400,000. Neulink sales jumped 34% to nearly $1,100,000 and its improved net margins contributed to RFI's profitability for the second straight year. Although Bioconnect sales were off 17% in fiscal 2007, we have taken steps to improve the order flow from their major customers in the current fiscal year. Aviel and Worswick were both profitable on increased sales," said Hill.

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7610 Miramar Road, San Diego, CA 92126-4202 ● (858) 549-6340 ● (800) 233-1728 ● FAX (858) 549-6345
E-mail: rfi@rfindustries.com● Internet: www.rfindustries.com

RF Industries' Fourth Quarter Net Income is $0.11 Per Diluted Share
February x, 2008
Page Two

"During fiscal 2007, RFI used $1,212,000 in cash resources, including $600,000 for the repurchase of common stock, $196,000 for shareholder dividends and $167,000 for acquisitions. Even after these cash expenditures, cash and short-term near-liquid resources increased by $1,066,000 in fiscal 2007, to over $2.00 per diluted share," said Hill.
At October 31, 2007, RFI reported cash and cash equivalents of $3,400,000 and investments in available-for-sale securities of $4,532,000 for a total of $7,932,000 in liquid and short-term near-liquid resources. working capital of $14,281,000, a 14 to 1 current ratio, no long-term debt and stockholders' equity of $14,941,000, or $4.55 per share.

About RF Industries
The RF Connectors and Cable Assembly division designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices. Aviel Electronics provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies. Worswick provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers. Neulink designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems. RadioMobile is an OEM provider of End-to-End mobile wireless network solutions for public safety, emergency medical, Transportation and industrial customers. RFI's Bioconnect operation designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.

The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, a decrease in the demand for the Company's products as a result of changes in the telecommunications or wireless products markets, increased competition, the effects of recently completed or future acquisitions of other businesses, and other uncertainties detailed in the Company's Securities and Exchange Commission filings. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

(tables attached)

RF INDUSTRIES, LTD.
Condensed Statements of Income
(in thousands, except per share and share amounts)
(unaudited)

	Three Months Ended		Twelve Months Ended
	October 31,		October 31,
	2007	2006	2007	2006

Net sales	$4,005	$4,123	$14,853	$15,188
Cost of sales	1,950	2,151	7,966	7,932

Gross profit	2,055	1,972	6,887	7,256

Operating expenses:
Engineering	221	118	571	516
Selling and general	1,218	1,128	4,625	4,312

Total expenses	1,439	1,246	5,196	4,828

Operating income	616	726	1,691	2,428

Other income - interest	100	153	387	336

Income before provision for income taxes	716	879	2,078	2,764

Provision for income taxes	226	406	943	1,223

Net income	$490	$473	$1,135	$1,541

Earnings per share
Basic	$0.15	$0.15	$0.35	$0.48
Diluted	$0.13	$0.13	$0.30	$0.42

Weighted average shares outstanding
Basic	3,257,717	3,252,613	3,263,695	3,185,920
Diluted	3,723,349	3,776,464	3,755,449	3,711,535

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(in thousands)

	October 31,
ASSETS	2007	2006

CURRENT ASSETS
Cash and cash equivalents	$3,400	$4,613
Investments in available-for-sale securities	4,532	2,253
Trade accounts receivable, net	1,900	2,053
Inventories	4,955	5,251
Other current assets	242	208
Deferred tax assets	322	196

TOTAL CURRENT ASSETS	15,351	14,574

Property and equipment, net	256	376
Goodwill	308	201
Amotizable intangible asset, net	115	73
Note receivable from stockholder	67	67
Other assets	31	28

TOTAL ASSETS	$16,128	$15,319

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$205	$441
Income taxes payable	168	720
Accrued expenses	697	565

Total current liabilities	1,070	1,726

Deferred tax liabilities	70	91
Other long-term liabilities	47	38

TOTAL LIABILITIES	1,187	1,855

STOCKHOLDERS' EQUITY:

Common stock	33	33
Additional paid-in capital	5,700	4,583
Retained earnings	9,208	8,843
Net unrealized gain on available-for-sale securities	0	5

TOTAL STOCKHOLDERS' EQUITY	14,941	13,464

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,128	$15,319